OSISKO REPORTS FIRST QUARTER 2018 RESULTS
94% INCREASE IN CASH FLOWS FROM OPERATING ACTIVITIES

Montréal, May 3, 2018 – Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) today announced its consolidated financial results for the first quarter ended March 31, 2018 and an update on matters following quarter-end.

Highlights

•	Earned 20,036 gold equivalent ounces[1] (“GEOs”), in-line with the 2018 annual guidance of 77,500 to 82,500 GEOs;

•	Generated cash flows from operating activities of $23.3 million, a record which represents a 94% increase compared to the first quarter of 2017;

•

Recorded cash operating margins[2] of 91% from royalty and stream interests, maintaining the highest margin in the metals and mining sector, generating $29.5 million in addition to a cash operating margin of $2.4 million from offtake interests;

•

Invested $148 million in Victoria Gold Corp.’s near-term Eagle Gold project located in Yukon, Canada, of which $98 million was for a 5% net smelter return royalty on the project. ($49 million will be funded pro rata to other debt facilities). The project is permitted, fully financed and in construction. Osisko expects to receive an average of 10,000 GEOs annually from the project once in production expected by 2020;

•	Converted the Matilda gold offtake into a 1.65% gold stream;

•	Sold investments for gross proceeds of $25.6 million, generating a cash gain[3] of $15.5 million;

•	Repaid $32 million on the revolving credit facility in April;

•	Held $205 million in cash and cash equivalents and $382 million in equity investments[4] as at April 30, 2018;

•	Distributed $7.8 million in dividends to shareholders through its 14th consecutive dividend payment, bringing the total to $62.9 million since inception in 2014;

•	Repurchased 1,607,099 shares during the first quarter of 2018 at a total cost of $20.3 million, or at an average price of $12.65.

For more details, please refer to the Management’s Discussion and Analysis for the three months ended March 31, 2018.

Recent Performance

“While the current environment remains challenging in the global metals and mining sector, Osisko has had a very good start to the year being able to announce and close the Eagle Gold royalty acquisition, which further strengthens our Canadian-focused portfolio. Our value creation approach to investing in both near-term and long-term opportunities keeps us focused on finding the right opportunities for Osisko and its shareholders.

Osisko is in an excellent position to continue to invest in the opportunities that present themselves in the current market environment. We have nearly a billion dollars of available financial capacity to deploy into new investments and are actively reviewing new opportunities.

In addition to our financial capacity, we are continuously discussing with other capital providers within the global metals and mining sector to develop strategic relationships and alliances to further increase our capacity, enhance our suites of financial products and offer complete financing solutions to our mining partners”, said Sean Roosen, Chair and Chief Executive Officer.

Q1 2018 Results Conference Call

Osisko will host a conference call on Friday, May 4, 2018 at 10:00 EDT to review and discuss its Q1 2018 results.

Those interested in participating in the conference call should dial in at 1-(647) 788-4922 (international), or 1-(877) 223-4471 (North American toll free). An operator will direct participants to the call.

The conference call replay will be available from 1:00pm EDT on May 4, 2018 until 11:59 pm EST on May 11, 2018 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 6387003.

For further information, please contact Osisko Gold Royalties Ltd:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com

Notes:

(1)

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	For the three months ended
		March 31,
	2018	2017
Gold(1)	$1,329	$1,219
Silver(2)	$17	$17

Exchange rate (US$/Can$)(3)	1.2647	1.3238

(1)	The London Bullion Market Association’s pm price in U.S. dollars
(2)	The London Bullion Market Association’s price in U.S. dollars
(3)	Bank of Canada daily rate

(2)

Cash operating margin, which represents revenues less cost of sales, is not a recognized measure under International Financial Reporting Standards (“IFRS”). The Company believes that this non-IFRS generally accepted industry measure provides a realistic indication of operating performance and provides a useful comparison with its peers. The following table reconciles the cash margin to the revenues and cost of sales presented in the consolidated statements of income and related notes:

	Three months ended March 31,
	2018	2017
	$	$

Revenues	125,614	17,126
Less: Revenues from offtake interests	(93,029)	-
Revenues from royalty and stream interests	32,585	17,126

Cost of sales	(93,667)	(102)
Less: Cost of sales of offtake interests	(90,604)	-
Cost of sales of royalty and stream interests	(3,063)	(102)

Revenues from royalty and stream interests	32,585	17,126
Less: Cost of sales of royalty and stream interests	(3,063)	(102)
Cash margin from royalty and stream interests	29,522	17,024
	91%	99%

Revenues from offtake interests	93,029	-
Less: Cost of sales of offtake interests	(90,604)	-
Cash margin from offtake interests	2,425	-
	3%	-

(3)

The cash gain or loss is calculated by subtracting the cash cost from the cash proceeds on the sale of an investment. The cash cost of an investment is a non-IFRS measure representing the cash paid of an investment on the acquisition date.

(4)	Represents the estimated fair value based on the quoted prices of the investments in a recognized stock exchange as at April 30, 2018.

Forward-looking Statements

This news release contains forward-looking information and forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenue, requirements for additional capital, production estimates, production costs and revenue, business prospects and opportunities are forward-looking statements. In addition, statements relating to gold equivalent ounces ("GEOs") are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the GEOs will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s investments and transactions and the estimate of GEOs to be received in 2018. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results deriving from Osisko’s royalties, streams and other interests to differ materially from those in forward-looking statements include, without limitation: influence of political or economic factors including fluctuations in the prices of the commodities and in value of the Canadian dollar relative to the U.S. dollar, continued availability of capital and financing and general economic, market or business conditions; regulations and regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatments of offshore streams or other interests, litigation, title, permit or license disputes; risks and hazards associated with the business of exploring, development and mining on the properties in which Osisko holds a royalty, stream or other interest including, but not limited to development, permitting, infrastructure, operating or technical difficulties, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, rate, grade and timing of production differences from mineral resource estimates or production forecasts or other uninsured risks; risk related to business opportunities that become available to, or are pursued by Osisko. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko’s ongoing income and assets relating to the determination of its PFIC status, no material changes to existing tax treatments; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that act ual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	March 31,	December 31,
	2018	2017
	$	$
Assets
Current assets
Cash and cash equivalents	332,617	333,705
Short-term investments	500	-
Accounts receivable	8,718	8,385
Inventories	9,962	9,859
Other assets	910	984
	352,707	352,933
Non-current assets
Investments in associates	257,878	257,433
Other investments	84,288	115,133
Royalty, stream and other interests	1,592,240	1,575,772
Exploration and evaluation	102,346	102,182
Goodwill	111,204	111,204
Deferred income taxes	-	-
Other assets	1,570	1,686
	2,502,233	2,516,343
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14,308	15,310
Dividends payable	7,811	7,890
Provisions and other liabilities	5,382	5,632
	27,501	28,832
Non-current liabilities
Long-term debt	467,483	464,308
Provisions and other liabilities	2,181	2,036
Deferred income taxes	126,663	126,762
	623,828	621,938
Equity attributable to Osisko Gold Royalties Ltd shareholders
Share capital	1,621,867	1,633,013
Warrants	30,901	30,901
Equity reserve	990	-
Contributed surplus	14,029	13,265
Equity component of convertible debentures	17,601	17,601
Accumulated other comprehensive loss	(9,025)	(2,878)
Retained earnings	202,042	202,503
	1,878,405	1,894,405
	2,502,233	2,516,343

Osisko Gold Royalties Ltd
Consolidated Statements of Income
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	2018	2017
	$	$

Revenues	125,614	17,126

Cost of sales	(93,667)	(102)
Depletion of royalty, stream and other interests	(13,230)	(3,319)
Gross profit	18,717	13,705

Other operating expenses
General and administrative	(4,382)	(5,651)
Business development	(1,192)	(1,779)
Exploration and evaluation, net of tax credits	(44)	(42)
Operating income	13,099	6,233
Interest income	1,492	1,278
Finance costs	(6,634)	(949)
Foreign exchange gain (loss)	187	(1,420)
Share of loss of associates	(1,397)	(1,445)
Other gains (losses), net	(2,581)	2,024
Earnings before income taxes	4,166	5,721
Income tax expense	(1,856)	(1,721)
Net earnings	2,310	4,000

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	2,310	4,076
Non-controlling interests	-	(76)

Net earnings per share attributable to Osisko Gold Royalties
Ltd’s shareholders
Basic	0.01	0.04
Diluted	0.01	0.04

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three months ended March 31, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	2018	2017
	$	$

Operating activities
Net earnings	2,310	4,000
Adjustments for:
Share-based compensation	673	2,662
Depletion and amortization	13,272	3,352
Finance costs	1,618	345
Share of loss of associates	1,397	1,445
Net loss (gain) on acquisition of investments	(1,908)	2,598
Net gain on dilution of investments in associates	-	(4,833)
	4,489	211
Deferred income tax expense	1,667	1,721
Foreign exchange loss	898	1,415
Other	46	105
Net cash flows provided by operating activities before changes in non-cash working capital items	24,462	13,021
Changes in non-cash working capital items	(1,159)	(1,008)
Net cash flows provided by operating activities	23,303	12,013

Investing activities
Net increase in short-term investments	(500)	(500)
Acquisition of investments	(13,629)	(62,819)
Proceeds on disposal of investments	25,578	22,512
Acquisition of royalty and stream interests	(9,970)	(42,928)
Property and equipment	(18)	(44)
Exploration and evaluation tax credits, net of expenses	1,094	1,242
Net cash flows provided by (used) in investing activities	2,555	(82,537)

Financing activities
Issuance of common shares	114	869
Issue expenses	(186)	(41)
Financing fees	(379)	-
Investments from non-controlling interests	-	1,333
Normal course issuer bid purchase of common shares	(20,333)	(1,822)
Dividends paid	(7,547)	(4,082)
Net cash flows used in financing activities	(28,331)	(3,743)

Decrease in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents	(2,473)	(74,267)
Effects of exchange rate changes on cash and cash equivalents	1,385	(1,415)
Decrease in cash and cash equivalents	(1,088)	(75,682)
Cash and cash equivalents – beginning of period	333,705	499,249
Cash and cash equivalents – end of period	332,617	423,567